FINLETE FUNDING, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORTS

AS OF DECEMBER 31, 2024 AND 2023, FOR THE YEAR ENDED DECEMBER 31, 2024, AND FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

FINLETE FUNDING, INC.

TABLE OF CONTENTS



To the Board of Directors of
Finlete Funding, Inc.
San Diego, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company") which comprises the balance sheet as of December 31, 2024 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company as of and for the period ended December 31, 2023, were audited by another auditor who expressed an unmodified opinion on those statements dated February 1, 2024.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations, and has not generated revenues or profits for the year ended December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 21, 2025



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Shareholders, Board of Directors and
Management of Finlete Funding, Inc.

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and the statements of operations, stockholder's equity and cash flows for the period from December 19, 2023 ("Inception") to December 31, 2023, and the related notes (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flow for the period from Inception to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
February 1, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

FINLETE FUNDING, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

	December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 20,503	$ -
Subscription receivable	8,183	10
Total Current Assets	28,686	10
Non-current Assets:		
Future earning contracts	159,701	-
Total Non-current Assets	159,701	-
TOTAL ASSETS	$ 188,387	$ 10
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 9,701	$ -
Due to related party	20,493	-
Total Current Liabilities	30,194	-
Stockholders' equity:		
Undesignated preferred stock, $0.00001 par value, 1,500,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Preferred stock-Echedry Vargas, $0.00001 par value, 100,000 shares authorized, 9,786 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	50,955	-
Preferred stock-Emmanuel Clase, $0.00001 par value, 300,000 shares authorized, 13,165 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	107,228	-
Preferred stock-Leonardo Bernal, $0.00001 par value, 100,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Common stock, $0.00001 par value, 1000 shares authorized, 10 shares issued and outstanding as of December 31, 2024 and 2023	-	-
Additional paid-in capital	10	10
Accumulated deficit	-	-
Total Stockholders' Equity	158,193	10
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 188,387	$ 10

See Independent Auditor’s Reports and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

	December 31,	
	2024	**2023**
Revenue	$ -	$ -
Operating expenses:		
Selling, general and administative	-	-
Total operating expenses	-	-
Loss from operations	-	-
Net income/(loss)	$ -	$ -
Weighted average common shares outstanding - basic and diluted	10	10
Net loss per common share - basic and diluted	$ -	$ -

FINLETE FUNDING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

	Preferred Stock-Echedry Vargas		Preferred Stock-Emmanuel Clase		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 19, 2023 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of shares to parent entity	-	-	-	-	10	-	10	-	10
Net income/(loss)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2023	-	$ -	-	$ -	10	$ -	10	$ -	10
Issuance of Preferred stock - Echedry Vargas	9,786	50,955	-	-	-	-	-	-	50,955
Issuance of Preferred stock - Emmanuel Clase	-	-	13,165	107,228	-	-	-	-	107,228
Net income/(loss)	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024	9,786	$ 50,955	13,165	$ 107,228	10	$ -	10	$ -	$ 158,193

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

	December 31,	
	2024	**2023**
Cash Flows from Operating Activities		
Net income/(loss)	$ -	$ -
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:		
Offering costs paid by related party	54,818	
Change in operating assets and liabilities:		
Accounts payable	-	-
Net cash provided by operating activities	54,818	-
Cash Flows from Investing Activities		
Investments in future earning contracts	(150,000)	-
Net cash used in investing activities	(150,000)	-
Cash Flows from Financing Activities		
Collection of subscription receivable	10	-
Issuance of preferred stock, net of offering costs	150,000	
Repayments on due to related party	(34,325)	-
Net cash provided by financing activities	115,685	-
Net change in cash	20,503	-
Cash at beginning of the period	-	-
Cash at end of the period	$ 20,503	$ -
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Information:		
Subscription receivable for issuance of shares	$ 8,183	$ 10

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a subsidiary of Finlete, Inc., a Delaware corporation (the "Parent" or "Manager"). Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

The Company has commenced principal activities during year 2024. The Company's activities since inception have mostly consisted of formation activities, preparations to raise capital and capital raising activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations as they come due, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing from Finlete, Inc. to satisfy its cash flow needs. No assurance can be given that the Company will be successful in these efforts. The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company utilizes its Parent's centralized processes and systems for administration, accounting, and recordkeeping. The Parent has paid the Company's expenses without requiring repayment, and expects to continue to do so for the near term. These financial statements only include expenses for which the Parent will require repayment from the Company, and exclude all other costs incurred on its behalf. Consequently, future results of operations should the Company be separated from the Parent, or should the Parent no longer agree to cover the Company's expenses, will include costs and expenses that may be materially different than the Company's historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Company's future results of operations, financial position, and cash flows.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Subscription Receivable

As of December 31, 2024, the Company had a subscription receivable totaling $8,183, representing amounts contractually due from investors for preferred stock that was issued but not yet fully paid as of the reporting date. Of this amount, $7,228 relates to the issuance of Emmauel Clase preferred stock, and $955 relates to the issuance of Echedry Vargas preferred stock.

Future Earning Contracts

As of December 31, 2024, the Company had capitalized $159,701 related to future earnings contracts, consisting of a $109,701 investment in Emmanuel Clase and a $50,000 investment in Echedry Vargas. These amounts represent upfront payments made in exchange for rights to a portion of the individuals' future earnings.

Future earnings contracts are capitalized based on the respective costs to acquire such rights. The amounts will be amortized over their useful life, which is the term of the underlying earning contract beginning when the contracts become effective.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairments were recorded as of December 31, 2024.

Organizational Costs

In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has no operating loss carryforwards or deferred tax assets or liabilities, and has not yet filed tax returns.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

In connection with its Regulation CF offerings, the Company incurred offering-related expenses, a portion of which were paid directly by the Manager on behalf of the Company.

During the year ended December 31, 2024, the Company incurred offering costs $50,752 and $27,333 for offering costs associated with the Emmanuel Clase and Echedry Vargas offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements. Of such amounts $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities.

In addition, the Manager incurred $210,977 in offering-related expenses on behalf of the Company during 2024, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company's accounting records.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000 shares of Common Stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. As of both December 31, 2024 and 2023, 10 shares were issued and outstanding.

As of December 31, 2024 and 2023, there were outstanding subscription receivables on common stock of $0 and $10, respectively.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholders of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock, $0.00001 par value.

Preferred Stock – Echedry Vargas

On January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"), at a par value of $0.00001 per share. The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i) 10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii) 90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Echedry

Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company.

The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Pursuant to the player agreement with Echedry Vargas ("Vargas"), the Company agreed to pay up to $500,000 (subject to the amount of capital raised in a crowdfunding offering) in exchange for up to a 10% share of Vargas's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Vargas Agreement").

To fund this investment, the Company launched its first Regulation CF offering on February 27, 2024, and successfully closed the offering on August 7, 2024. Through this offering, the Company raised a total of $78,288 and issued 9,786 shares of Echedry Vargas Preferred Stock to investors. Offering costs of $27,333 were deducted from the offering proceeds. As of December 31, 2024, there was $955 of subscription receivables from this offering.

Preferred Stock – Emmanuel Clase

On January 29, 2024, the Company designated 300,000 shares of its preferred stock as Emmanuel Clase Preferred Stock ("Emmauel Clase Stock"), at a par value of $0.00001 per share. The Emmauel Clase Stock has been created in order to raise funds that will be paid to Emmanuel Clase ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Emmauel Clase Stock on a pro rata basis based on the number of shares of Emmauel Clase Stock issued and outstanding and held by the holders as of the time of such distribution.

The Emmanuel Clase Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Emmanuel Clase Stock is not convertible into any other securities of the Company.

The Emmanuel Clase Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Emmanuel Clase Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Emmanuel Clase Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Emmanuel Clase Stock.

Pursuant to the player agreement with Emmanuel Clase (the "Player"), the Company agreed to pay up to $2,500,000 in exchange for up to a 3% share of the Player's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Clase Agreement"). The percentage of PBE acquired by the Company is proportional to the amount of capital actually paid to the Player pursuant to this agreement.

To fund this investment, the Company launched its second Regulation CF offering. As of December 31, 2024, through this offering, the Company has raised a total of $157,980 and issued 13,165 shares of Emmanuel Clase Preferred Stock to investors. Offering costs of $50,752 were deducted from the offering proceeds in 2024. As of December 31, 2024, there was $7,228 of subscription receivables from this offering.

Preferred Stock – Leonardo Bernal

On November 25, 2024, pursuant to unanimous written consent of the Board of Directors, the Company designated 100,000 shares of Preferred Stock as Leonardo Bernal Preferred Stock, par value $0.00001 per share.

On December 13, 2024, the Company launched an offering statement to raise up to $200,000 representing 100,000 shares of Leonardo Bernal Preferred Stock, including up to 20,000 bonus shares available to certain investors for no additional consideration. The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by December 12, 2025 (the "Termination Date"), no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Since December 31, 2024, the Company has continued to sell shares of both Emmanuel Clase Preferred Stock and Leonardo Bernal Preferred Stock as a part of its ongoing capital-raising efforts.

NOTE 5: RELATED PARTY TRANSACATIONS

The Parent incurred expenses on the Company's behalf during the year ended December 31, 2024. The outstanding balance on these advances was $20,493 as of December 31, 2024. The advances are non-interest bearing and payable on demand, and are presented as due to related party on the balance sheet.

Of the offering costs discussed in Note 3, $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities. In addition, the Parent incurred $210,977 in offering-related expenses on behalf of the Company during 2024, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company's accounting records. There is no agreement in place requiring the Parent to continue to fund the Company's obligations.

NOTE 6: SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

In 2025, the Company entered into seven new future earnings agreements for an aggregate amount of $735,000.